ENBRIDGE ENERGY PARTNERS, L.P.

March 29, 2010

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F. St., N.E. Washington, D.C. 20549-3561	VIA EDGAR

Re:	Enbridge Energy Partners, L.P. Registration Statement on Form S-3 Registration No. 333-163541

Ladies and Gentlemen:

Enbridge Energy Partners, L.P. (the “Registrant”) hereby requests that the effective date of its Registration Statement on Form S-3 (Registration No. 333-163541) (the “Registration Statement”) be accelerated so that such Registration Statement will become effective at 9:00 a.m., EDT, on Wednesday, March 31, 2010, or as soon thereafter as practicable.

In connection with the effectiveness of the Registration Statement, the Registrant hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ms. Laura J. McMahon of Fulbright & Jaworski L.L.P., counsel to the Registrant, at (713) 651-5658, upon effectiveness of the Registration Statement or if you have any questions regarding the foregoing.

Very truly yours,

Enbridge Energy Partners, L.P.

By:	/s/ Mark A Maki
Mark A Maki
Vice President - Finance